UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 30, 2023

CITIZENS FINANCIAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	001-41410	23-2265045
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15 S Main St. Mansfield, Pennsylvania	16933
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (570) 622-2121

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, Par Value $1.00 Per Share	CZFS	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On May 30, 2023, the Board of Directors of Citizens Financial Services, Inc. (“Citizens”) declared a one percent (1%) stock dividend payable on June 30, 2023 to shareholders of record on June 9, 2023.

As has been previously reported, on October 18, 2022, Citizens and HV Bancorp, Inc. (“HVBC”) entered into a definitive agreement and plan of merger (the “Agreement”) which provides, among other things, for (i) the merger of HVBC with and into Citizens, with Citizens surviving the merger and (ii) the merger of Huntingdon Valley Bank, a wholly-owned subsidiary of HVBC with and into First Citizens Community Bank, a subsidiary of Citizens, (“FCCB”) with FCCB surviving the merger.

Under the terms and conditions of the Agreement, the shareholders of HVBC will be able to elect to receive either (i) $30.50 in cash or (ii) 0.4000 shares of Citizens common stock for each share of HVBC common stock they own. Each HVBC shareholder’s election is subject to proration provisions described in the Agreement that may modify the shareholder’s election to ensure that 20% of the outstanding shares of HVBC common stock (excluding shares of HVBC common stock to be canceled in connection with the merger) are exchanged for cash and 80% of the outstanding shares of HVBC common stock are exchanged for shares of Citizens common stock.

The Agreement also provides for adjustment of the exchange ratio of 0.4000 shares of Citizens common stock for each share of HVBC stock, if Citizens, among other things, declares a stock dividend before closing of the merger. As reported above, Citizens has declared a 1% stock dividend payable on June 30, 2023 to shareholders of record on June 9, 2023. As closing of the merger is not expected to occur until June 16, 2023, the exchange ratio has been adjusted to 0.4040 shares of Citizens common stock for each share of HVBC common stock. A copy of Citizens’ press release dated June 9, 2023 is filed herein as Exhibit 99.1.

Forward-Looking Statements

This report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements about CZFS and HVBC and their industry involve substantial risks and uncertainties. Statements other than statements of current or historical fact, including statements regarding CZFS’ or HVBC’s future financial condition, results of operations, business plans, liquidity, cash flows, projected costs, and the impact of any laws or regulations applicable to CZFS or HVBC, are forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “may,” “will,” “should” and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to the following: (1) the businesses of CZFS and HVBC may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (5) diversion of management’s attention from ongoing business operations and opportunities; (6) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate HVBC’s operations and those of CZFS; (7) such integration may be more difficult, time consuming or costly than expected; (8) revenues following the proposed transaction may be lower than expected; (9) CZFS’s and HVBC’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; (10) the dilution caused by CZFS’s issuance of additional shares of its capital stock in connection with the proposed transaction; (11) changes in general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; (12) legislative and regulatory changes; and (13) uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on CZFS, HVBC and the proposed transaction. Further information about these and other relevant risks and uncertainties may be found in CZFS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2022, HVBC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and in subsequent filings with the Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date they are made. CZFS and HVBC do not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. You are cautioned not to place undue reliance on these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, CZFS filed with the SEC a registration statement on Form S-4 that includes a proxy statement of HVBC that also constitutes a prospectus of CZFS (the “proxy statement/prospectus”), which proxy statement/prospectus was mailed or otherwise disseminated to HVBC’s shareholders on or about January 5, 2023. CZFS and HVBC may also file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT CZFS, HVBC AND THE PROPOSED TRANSACTION. You may obtain a free copy of the registration statement, including the proxy statement/prospectus and other relevant documents filed by CZFS and HVBC with the SEC, without charge, at the SEC’s website at www.sec.gov. Copies of the documents filed by CZFS with the SEC will be available free of charge on CZFS’ website at www.firstcitizensbank.com or by directing a request to Citizens Financial Services, Inc., 15 S. Main Street, Mansfield, PA 16933, attention: Corporate Secretary, (570) 622-2121. Copies of the documents filed by HVBC with the SEC will be available free of charge on HVBC’s website at www.myhvb.com or by directing a request to HV Bancorp, Inc., 2005 South Easton Road, Suite 304, Doylestown, PA 18901, attention: Corporate Secretary, (267) 280-4000.

No Offer

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Item 9.01. Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description

99.1	Press Release of Citizens Financial Services, Inc. dated June 9, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CITIZENS FINANCIAL SERVICES, INC.
June 9, 2023
	By:	/s/ Stephen J. Guillaume
Stephen J. Guillaume
Chief Financial Officer

Exhibit 99.1

Exchange Ratio Finalized for Citizens Financial Services, Inc. Pending HV Bancorp, Inc. Merger

Mansfield, Pa., June 9, 2023 (PRNewswire) — Citizens Financial Services, Inc. (NASDAQ: CZFS) (“CZFS”) announced today that the exchange ratio for the pending merger HV Bancorp, Inc. (“HVBC”) with and into CZFS has been finalized at 0.4040 shares of CZFS stock for each share of HVBC stock. The original exchange ratio has been adjusted from 0.4000 shares of CZFS stock for each share of HVBC stock to 0.4040 shares of CZFS stock for each share of HVBC stock to reflect the 1% stock dividend declared on May 30, 2023 by CZFS and payable on June 30, 2023.

About Citizens Financial Services, Inc.

Citizens Financial Services, Inc. (NASDAQ: CZFS) is a $2.3 billion bank holding company conducting business through First Citizens Community Bank. First Citizens Community Bank operates 33 offices in Pennsylvania, Delaware and New York. For more details on Citizens Financial Services, Inc. visit: www.firstcitizensbank.com.

About HV Bancorp, Inc.

HV Bancorp, Inc. (NASDAQ: HVBC) is a bank holding company headquartered in Doylestown, PA. Through its wholly owned subsidiary Huntingdon Valley Bank, HVBC primarily serves communities located in Montgomery, Bucks and Philadelphia Counties in Pennsylvania, New Castle County in Delaware, and Burlington County in New Jersey from our executive office, seven full service bank offices and one limited service bank office. HVBC also operates six loan production and sales offices in its geographical footprint. For more details on HV Bancorp, Inc., please visit: www.myhvb.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements about CZFS and HVBC and their industry involve substantial risks and uncertainties. Statements other than statements of current or historical fact, including statements regarding CZFS’ or HVBC’s future financial condition, results of operations, business plans, liquidity, cash flows, projected costs, and the impact of any laws or regulations applicable to CZFS or HVBC, are forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “may,” “will,” “should” and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to the following: (1) the businesses of CZFS and HVBC may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (5) diversion of management’s attention from ongoing business operations and opportunities; (6) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate HVBC’s operations and those of CZFS; (7) such integration may be more difficult, time consuming or costly than expected; (8) revenues following the proposed transaction may be lower than expected; (9) CZFS’s and HVBC’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; (10) the dilution caused by CZFS’s issuance of additional shares of its capital stock in connection with the proposed transaction; (11) changes in general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; (12) legislative and regulatory changes; and (13) uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on CZFS, HVBC and the proposed transaction. Further information about these and other relevant risks and uncertainties may be found in CZFS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2022, HVBC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and in subsequent filings with the Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date they are made. CZFS and HVBC do not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. You are cautioned not to place undue reliance on these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, CZFS filed with the SEC a registration statement on Form S-4 that includes a proxy statement of HVBC that also constitutes a prospectus of CZFS (the “proxy statement/prospectus”), which proxy statement/prospectus was mailed or otherwise disseminated to HVBC’s shareholders on or about January 5, 2023. CZFS and HVBC may also file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT CZFS, HVBC AND THE PROPOSED TRANSACTION. You may obtain a free copy of the registration statement, including the proxy statement/prospectus and other relevant documents filed by CZFS and HVBC with the SEC, without charge, at the SEC’s website at www.sec.gov. Copies of the documents filed by CZFS with the SEC will be available free of charge on CZFS’ website at www.firstcitizensbank.com or by directing a request to Citizens Financial Services, Inc., 15 S. Main Street, Mansfield, PA 16933, attention: Corporate Secretary, (570) 622-2121. Copies of the documents filed by HVBC with the SEC will be available free of charge on HVBC’s website at www.myhvb.com or by directing a request to HV Bancorp, Inc., 2005 South Easton Road, Suite 304, Doylestown, PA 18901, attention: Corporate Secretary, (267) 280-4000.

No Offer

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Citizens Financial Services, Inc.

Contact:

LeeAnn Gephart

SVP, Chief Consumer Banking Officer

(570) 546-6005

HV Bancorp, Inc.

Contact:

Joseph C. O’Neill, Jr.

EVP/Chief Financial Officer

(267) 280-4000